FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change April 8, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on April 8, 2008.

Item 4.

Summary of Material Change

Tournigan announced results from geochemical assays at its Kuriskova deposit in Eastern Slovakia.

Item 5.

Full Description of Material Change

The Corporation reported results from geochemical assays taken from 13 diamond drill holes on its Kuriskova deposit in Eastern Slovakia. The results are part of Tournigan’s 10,129 metre, 30-hole, 2007 infill drilling program on the deposit. Results from an additional 13 holes will be reported in subsequent news releases. Two of the holes in the program were abandoned, one was structurally pinched and on one hole, drilling will be continued in June this year.

Highlights from assay results include:

Hole	From	To	Length	%U3O8
KG-J-19A	232.6	241.0	8.4	0.328
KG-J-21A	313.2	327.0	13.9	0.321
KG-J-21D	305.5	311.5	6.0	0.592
KG-J-24B	346.0	353.0	7.0	0.436
KG-J-25A	301.5	307.2	5.7	0.880

Assay results from all the reported drill holes are listed in Appendix A and on Tournigan’s web site at http://www.tournigan.com/i/misc/AppendixA.pdf ..

"As anticipated, the geochemical assays that we received correlate well with the previously disclosed radiometric results. Given the long lead times for obtaining chemical assays this correlation justifies announcing radiometric assays so that investors have the latest information available to them," said Tournigan President, James Walchuck. "We expect to report the remainder of the 2007 chemical assay results followed by the radiometric results from our initial 2008 drilling at Kuriskova in May."

Assay results from the 2007 program will be used for a new NI 43-101 resource estimate expected mid-2008. Tournigan anticipates the next estimate will upgrade a significant portion of the deposit to the indicated resource classification. Tournigan continues its 2008 infill drilling program at Kuriskova where the company has planned approximately 9,000 metres of core diamond drilling.

Tournigan employs a rigorous QAQC program for its uranium analytical program. Core is sampled and saw split in Slovakia, where field blanks are inserted. The entire half core sample is shipped to SGS Lakefield, Ontario, for crushing and pulverization. Duplicates and certified standards are inserted blindly by a third-party independent lab prior to analysis. SGS Lakefield analyzes all samples for uranium by X-ray fluorescence (XRF). All samples are then analyzed for 50 elements by inductively coupled plasma (ICP) mass spectrometry with a four acid digest. Check assays are performed on ore grade samples by an independent lab at a minimum rate of 5%.

Joseph Ringwald P. Eng., Tournigan's VP Sustainable Development is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained herein.

Continuation from Yukon to British Columbia

Tournigan is pleased to announce the completion of the continuation of its jurisdiction of incorporation from the Yukon Territory into British Columbia under the Business Corporations Act (British Columbia) effective as of March 27, 2008 and the adoption of new articles, as approved at the annual shareholders meeting held March 14, 2008. The continuation is not a reorganization, amalgamation or merger and does not alter shareholdings of Tournigan’s shareholders. The CUSIP and ISIN number for the common shares of the Corporation remain the same after the continuation. The Corporation’s new constating documents have been filed on SEDAR (www.sedar.com).

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 8th day of April, 2008.

Appendix A

KURISKOVA DEPOSIT - GEOCHEMICAL ASSAY RESULTS - MAIN ZONE

Hole	From	To	Length	%U3O 8
KG-J-19A	232.6	241.0	8.4	0.328
Including	237.0	240.0	3.0	0.829
KG-J-19B	215.4	217.0	1.6	0.110
KG-J-20A	210.0	213.8	3.8	0.064
Including	213.0	213.8	0.8	0.147
KG-J-21A	313.15	327.0	13.85	0.321
Including	319.7	322.7	3.0	0.776
KG-J-21B	246.5	247.0	0.5	0.770
KG-J-21C	291.0	292.5	1.5	0.126
KG-J-21D	305.5	311.5	6.0	0.592
Including	307.0	310.0	3.0	1.083
KG-J-23A	179.0	182.0	3.0	0.155
Including	179.0	180.5	1.5	0.237
KG-J-24A	292.2	293.8	1.6	0.178
KG-J-24B	346.0	353.0	7.0	0.436
Including	346.0	346.6	0.6	0.500
Including	347.2	348.5	1.3	1.628
Including	351.5	353.0	1.5	0.412
KG-J-25A	301.5	307.2	5.7	0.880
Including	301.5	302.7	1.2	1.252
Including	306.1	307.2	1.1	2.130
KG-J-25B	268.0	268.7	0.7	0.217
KG-J-26A	263.0	266.0	3.0	0.197
KG-J-25C	Assay pending
KG-J-26B	Assay pending
KG-J-26C	Assay pending
KG-J-27A	Assay pending
KG-J-27B	Assay pending
KG-J-28A	Assay pending
KG-J-28B	Assay pending
KG-J-28C	Assay pending
KG-J-30B	Assay pending
KG-J-31A	Assay pending
KG-J-31B	Assay pending
KG-J-20B	No significant intersection
KG-J-22A	No significant intersection
KG-J-29A	Abandoned
KG-J-29B	Drilling continues next phase
KG-J-30A	Abandoned
KG-J-32A	Main zone pinched